SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Cypress Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

232674507

(CUSIP Number)

Eric S. Wagner, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

930,390

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

930,390

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

930,390

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital (QP) LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

358,362

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

358,362

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

358,362

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Offshore Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

240,014

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

240,014

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

240,014

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,288,752

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,288,752

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,288,752

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

240,014

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

240,014

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

240,014

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,528,766

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,528,766

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,528,766

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232674507

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,528,766

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,528,766

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,528,766

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, having par value $.001 per share, (“Common Stock”) of Cypress Bioscience, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of March 24, 2008 and amends and supplements the Schedule 13D filed on November 16, 2008 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),
•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),
•	Black Horse Capital Offshore Ltd., a Cayman Islands exempt company (“Offshore Fund”),
•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”),
•	Black Horse Capital Advisors LLC, a Delaware limited liability company (“BH Advisors”),
•	Dale Chappell, a United States citizen (“Mr. Chappell”) and
•	Brian Sheehy, a United States citizen (“Mr. Sheehy”).
ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the 1,528,766 shares of Common Stock at an aggregate cost of $14,429,700. The funds used to purchase the shares of Common Stock were obtained from the general working capital of the Domestic Fund, QP Fund and Offshore Fund, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.	Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own:

(i) The Onshore Fund owns 930,390 shares of Common Stock representing 2.5% of all of the outstanding shares of Common Stock.

(ii) The QP Fund owns 358,362 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.

(iii) The Offshore Fund owns 240,014 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iv) BH Management may be deemed to be the beneficial owner of the 1,288,752 shares of Common Stock held by the Onshore Fund and the QP Fund representing 3.4% of all the outstanding shares of Common Stock.

(v) BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

(vi) Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 1,528,766 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 4.1% of all the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 1,528,766 shares of Common Stock representing 4.1% of all of the outstanding shares of Common Stock.

(b)       The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 930,390 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 358,362 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 240,014 shares of Common Stock held by the Offshore Fund.

The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 930,390 shares of Common Stock held by the Onshore Fund.

The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 358,362 shares of Common Stock held by the QP Fund.

The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 240,014 shares of Common Stock held by the Offshore Fund.

(c)        A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit C.

(d)	Not applicable.

(e)        The Reporting Persons ceased to be the beneficial owners of five percent (5%) of the shares of Common Stock on March 20, 2008.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 26, 2008

BLACK HORSE CAPITAL LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By: Black Horse Capital Management LLC, as General Partner

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL OFFSHORE LTD.

By: /s/ Dale Chappell
Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

BLACK HORSE CAPITAL ADVISORS LLC

By: /s/ Dale Chappell
Dale Chappell, Managing Member

/s/ Dale Chappell
Dale Chappell

/s/ Brian Sheehy
Brian Sheehy

EXHIBIT C

TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by the Black Horse Capital LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

23-Jan-08	Common	26,481	$9.2211
24-Jan-08	Common	9,719	$9.2177
25-Jan-08	Common	15,953	$9.1324
28-Jan-08	Common	13,386	$8.7959
29-Jan-08	Common	123	$8.7700
30-Jan-08	Common	4,952	$8.6733
31-Jan-08	Common	21,392	$8.4711
6-Mar-08	Common	(46,993)	$7.6375
7-Mar-08	Common	(30,773)	$7.4299
10-Mar-08	Common	(60,636)	$6.9564
11-Mar-08	Common	(41,389)	$7.0078
12-Mar-08	Common	(44,086)	$7.2694
13-Mar-08	Common	(27,018)	$7.2397
14-Mar-08	Common	(29,560)	$7.0739
18-Mar-08	Common	(66,884)	$6.8933
19-Mar-08	Common	(20,537)	$7.0293
20-Mar-08	Common	(38,180)	$6.9289
24-Mar-08	Common	(50,685)	$7.0857

All of the above transactions were effected on the open market.

The following transactions were effected by the Black Horse Capital (QP) LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

23-Jan-08	Common	10,086	$9.2211
24-Jan-08	Common	3,701	$9.2177
25-Jan-08	Common	6,076	$9.1324
28-Jan-08	Common	5,098	$8.7959
29-Jan-08	Common	46	$8.7700
30-Jan-08	Common	1,885	$8.6733
31-Jan-08	Common	8,148	$8.4711
6-Mar-08	Common	(17,898)	$7.6375
7-Mar-08	Common	(11,720)	$7.4299
10-Mar-08	Common	(23,095)	$6.9564
11-Mar-08	Common	(15,764)	$7.0078
12-Mar-08	Common	(16,791)	$7.2694
13-Mar-08	Common	(10,290)	$7.2397
14-Mar-08	Common	(11,258)	$7.0739
18-Mar-08	Common	(25,475)	$6.8933
19-Mar-08	Common	(7,822)	$7.0293
20-Mar-08	Common	(14,541)	$6.9289
24-Mar-08	Common	(19,305)	$7.0857

All of the above transactions were effected on the open market.

The following transactions were effected by the Black Horse Capital Offshore Ltd. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)

23-Jan-08	Common	6,758	$9.2211
24-Jan-08	Common	2,480	$9.2177
25-Jan-08	Common	4,071	$9.1324
28-Jan-08	Common	3,416	$8.7959
29-Jan-08	Common	31	$8.7700
30-Jan-08	Common	1,263	$8.6733
31-Jan-08	Common	5,460	$8.4711
6-Mar-08	Common	(11,994)	$7.6375
7-Mar-08	Common	(7,854)	$7.4299
10-Mar-08	Common	(15,476)	$6.9564
11-Mar-08	Common	(10,563)	$7.0078
12-Mar-08	Common	(11,252)	$7.2694
13-Mar-08	Common	(6,895)	$7.2397
14-Mar-08	Common	(7,544)	$7.0739
18-Mar-08	Common	(17,071)	$6.8933
19-Mar-08	Common	(5,241)	$7.0293
20-Mar-08	Common	(9,744)	$6.9289
24-Mar-08	Common	(12,936)	$7.0857

All of the above transactions were effected on the open market.